# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Comtech Telecommunications Corp., CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Date of event which requires filing of this statement: 07/21/2025
Amends the filing with accession number 0001104659-21-131865
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Ave., Evanston, Illinois (IL), 60201, (847) 905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,955,989.74; sole dispositive power 0; shared dispositive power 20,955,989.74; aggregate amount beneficially owned 20,955,989.74 (41.62% of the class)
  Comment: (1) Comprised of 20,955,989.74 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,955,989.74; sole dispositive power 0; shared dispositive power 20,955,989.74; aggregate amount beneficially owned 20,955,989.74 (41.62% of the class)
  Comment: (1) Comprised of 20,955,989.74 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Supernova Management LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,955,989.74; sole dispositive power 0; shared dispositive power 20,955,989.74; aggregate amount beneficially owned 20,955,989.74 (41.62% of the class)
  Comment: (1) Comprised of 20,955,989.74 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- David J. Snyderman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,955,989.74; sole dispositive power 0; shared dispositive power 20,955,989.74; aggregate amount beneficially owned 20,955,989.74 (41.62% of the class)
  Comment: (1) Comprised of 20,955,989.74 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: Comtech Telecommunications Corp.
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on October 29, 2021 as amended on November 16, 2021, October 10, 2023, December 15, 2023, January 25, 2024, June 20, 2024, October 17, 2024, and March 3, 2025 (together with this Amendment No. 8, the "Schedule 13D"), relating to shares of common stock, $0.10 par value per share ("Common Stock"), of Comtech Telecommunication Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company is 305 N 54th Street, Chandler, Arizona 85226. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. This Statement relates to shares of Common Stock (the "Shares") held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership ("Magnetar Structured"), Magnetar Longhorn Fund LP, a Delaware limited partnership ("Magnetar Longhorn"), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company ("Purpose Alternative F"), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company ("Purpose Alternative T"), Magnetar Lake Credit Fund LLC, a Delaware limited liability company ("Magnetar Lake"), Magnetar Alpha Star Fund LLC, a Delaware limited liability company ("Magnetar Alpha Star") and Magnetar Capital Fund II LP, a Delaware limited partnership ("Capital Fund II" and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F, Purpose Alternative T, Magnetar Lake and Magnetar Alpha Star, the "Funds").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amended Subordinated Credit Agreement

On July 21, 2025, the Company entered into Amendment No. 2 to Subordinated Credit Agreement ("Amendment No. 2" and, together with Senior Amendment No. 3, the "Amendments") with the guarantors party thereto, the lenders party thereto and U.S. Bank Trust Company, National Association, as agent (the "Subordinated Agent"), which amends that certain Subordinated Credit Agreement, dated as of October 17, 2024, among the Company, the guarantors party thereto, the lenders party thereto and the Subordinated Agent (as amended by that certain Waiver and Amendment No. 1, dated as of March 3, 2025, the "Existing Subordinated Credit Agreement" and, as amended by Amendment No. 2, the "Amended Subordinated Credit Agreement"; the Amended Subordinated Credit Agreement, together with the Amended Credit Agreement, the "Credit Agreements").

Amendment No. 2 amends the Existing Subordinated Credit Agreement to, among other things, (i) provide for the incurrence of a $35.0 million incremental facility (as described in further detail below), (ii) suspend, until the four-quarter period ending January 31, 2027, testing of the fixed charge coverage ratio, the net leverage ratio and the minimum EBITDA covenants in the Amended Subordinated Credit Agreement, (iii) reduce the minimum EBITDA requirement, (iv) reduce the minimum quarterly average liquidity requirement from $17.5 million to $15.0 million, (v) permit the Company to engage in the Specified Permitted Individual Disposition, on the terms, and subject to documentation, reasonably acceptable to the Subordinated Agent (subject to certain requirements with respect to the application of any net cash proceeds from such Specified Permitted Individual Disposition), and (vi) require the Company to adopt management incentive and retention arrangements for its key personnel in connection with the contemplation of the Company's strategic alternatives.

Amendment No. 2 provides for an incremental priority subordinated unsecured term loan facility in the aggregate principal amount of $35.0 million (the "Incremental Priority Subordinated Credit Facility"). The interest on the Incremental Priority Subordinated Credit Facility is required to be paid in kind monthly in arrears, by capitalizing and adding the unpaid and accrued amount of such interest to the aggregate outstanding principal amount of the Incremental Priority Subordinated Credit Facility on the last business day of each month. The Incremental Priority Subordinated Credit Facility will rank senior in right of payment to the existing subordinated term loans under the Amended Subordinated Credit Agreement. The Incremental Priority Subordinated Credit Facility is not subject to any make-whole premium.

Under the Amended Subordinated Credit Agreement, the interest rate applicable to the Incremental Priority Subordinated Credit Facility is required to be the greater of (x) highest per annum interest rate then applicable to the Term Loans under the Amended Credit Agreement, and (y) Term SOFR (as defined in the Amended Credit Agreement) plus 10.5%. The Company is required to deliver to the Subordinated Agent a certificate, signed by the chief financial officer or treasurer of the Company, on a quarterly basis certifying the applicable interest rate then in effect and the interest rate(s) that were in effect (and the duration of effect of each such interest rate) for Term Loans under the Amended Credit Agreement during the most recently completed fiscal quarter.

Under the Amended Subordinated Credit Agreement, the required minimum EBITDA was amended and restated such that (i) for the four-quarter period ending January 31, 2027, the Company is required to maintain a minimum EBITDA of $26,000,000, (ii) for the four-quarter period ending April 30, 2027, the Company is required to maintain a minimum EBITDA of $28,000,000, (iii) for the four-quarter period ending July 31, 2027, the Company is required to maintain a minimum EBITDA of $30,000,000, and (iv) for the four-quarter period ending October 31, 2027 and the four-quarter period ending on the last day of each fiscal quarter thereafter, the Company is required to maintain a minimum EBITDA of $32,000,000.

Except as otherwise discussed above, the Incremental Priority Subordinated Credit Facility generally has the same terms and is subject to the same conditions applicable to the existing subordinated term loans under the Amended Subordinated Credit Agreement. The other material terms of the Amended Subordinated Credit Agreement remain unchanged.

Terms used, but not defined, in this Amendment No.8 have the meanings set forth in the Amended Credit Agreement or the Amended Subordinated Credit Agreement, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, which includes accumulated dividends through June 30, 2025. The percentages used in this Schedule 13D are calculated based upon an aggregate of 29,395,263 shares of Common Stock outstanding as of June 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending April 30, 2025 as filed with the SEC on June 9 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through June 30, 2025.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by each Reporting Person in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 8 are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Amendment No. 2 to Subordinated Credit Agreement, dated as of July 21, 2025, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 22, 2025).

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (07/23/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (07/23/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager (07/23/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager (07/23/2025)